UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018 Commission File No. 001-35932
ARCTURUS THERAPEUTICS LTD.
(Translation of registrant’s name into English)

10628 Science Center Drive, Suite 250 San Diego, California 92121
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Arcturus Therapeutics Ltd. (the “Company”) held an annual and extraordinary general meeting of shareholders of the Company on Friday, August 24, 2018 (the “Meeting”). All eight proposals presented to the shareholders for approval at the Meeting were duly approved by the vote of the shareholders of the Company.

The shareholders of the Company voted on the proposals as follows:

Proposals	In Favor*
Proposal 1: Approval of appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year ending 12/31/18 and to authorize the Board to determine its compensation, as provided in Item 1 of the Proxy Statement	99.9%
Proposal 2: Approval of the Company's Amended and Restated Compensation Policy, as provided in Item 2 and Appendix A of the Proxy Statement	80.5%
Proposal 3: Approval of the Company's 2018 Omnibus Equity Incentive Plan, as provided in Item 3 and Appendix B of the Proxy Statement	83.2%
Proposal 4: Approval of the re-election of the following individuals as directors of the Company, as provided in Item 4 of the Proxy Statement:
Mr. Joseph Payne Dr. Peter Farrell Mr. Andy Sassine Dr. Magda Marquet Mr. James Barlow	83.8% 99.9% 84.1% 99.9% 99.9%
Proposal 5: Approval of the compensation terms of the following individuals as directors of the Company, as provided in Item 5 of the Proxy Statement:
Dr. Peter Farrell Dr. Magda Marquet Mr. James Barlow	99.3% 99.1% 99.1%
Proposal 6: Approval of the compensation terms of Mr. Andy Sassine as a director and interim CFO of the Company, as provided in Item 6 of the Proxy Statement	83.1%
Proposal 7: Approval of the compensation terms of Mr. Joseph Payne as a director and President and CEO of the Company, as provided in Item 7 of the Proxy Statement	81.8%
Proposal 8: Approval of the compensation terms of Dr. Padmanabh Chivukula, as Chief Scientific Officer and Chief Operating Officer of the Company, as provided in Item 8 of the Proxy Statement	81.6%

* Percentage of all ordinary shares voted on the proposal

Each of the foregoing proposals is described in detail in the Proxy Statement filed as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K, File No. 001-35932, filed with the U.S. Securities and Exchange Commission on July 27, 2018.

At the Meeting, shareholders of the Company approved the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2018, succeeding and thus dismissing Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“E&Y Israel”). The service of E&Y Israel concluded on August 24, 2018, the date of the Meeting. E&Y Israel served as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2017 and were the independent registered accounting firm of Arcturus Therapeutics Ltd. (formerly known as Alcobra Ltd.) prior to the merger. Ernst & Young LLP served as the principal accountant of Arcturus Therapeutics, Inc., the accounting acquirer, in the merger between Arcturus Therapeutics, Inc. and Arcturus Therapeutics Ltd. prior to E&Y Israel’s approval as the Company’s principal accountant.

E&Y Israel did not resign or decline to stand for re-election. Instead, the Company chose to change its auditor from E&Y Israel to Ernst & Young LLP. The decision to make this change was recommended by the Audit Committee of the Board of Directors of the Company and approved by the shareholders of the Company.

The report of E&Y Israel on the consolidated financial statements for the Company’s fiscal year ended December 31, 2017, did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

The report of Ernst & Young LLP on the consolidated financial statements for the Company’s fiscal year ended December 31, 2016, did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2017 and through the interim period preceding the non-continuation of E&Y Israel’s services, there were no disagreements with E&Y Israel on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of E&Y Israel, would have caused E&Y Israel to make reference to the matter in connection with its report on Arcturus Therapeutics Ltd.’s financial statements.

During the fiscal year ended December 31, 2016 and through the interim period preceding the non-continuation of Ernst & Young LLP’s services, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the matter in connection with its report on Arcturus Therapeutics Ltd.’s financial statements. Prior to Ernst & Young LLP’s engagement, we did not consult with Ernst & Young LLP’s regarding matters or events set forth within paragraphs (a)(2)(i) or (a)(2)(ii) of Item 16F of Form 20-F.

The Company has requested that E&Y Israel furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, which is attached hereto as Exhibit 99.1. The press release of the Company announcing the appointment of Ernst & Young LLP is attached hereto as Exhibit 99.2.

Appointment of Interim CFO

On August 28, 2018, the Company announced that it appointed Andrew Sassine as Interim Chief Financial Officer of the Company, effective August 24, 2018. Mr. Sassine has served on the Company’s Board of Directors since May 2018 and will continue to serve on the Company’s Board of Directors while serving as Interim Chief Financial Officer. The Company has also initiated a search for a permanent Chief Financial Officer. The press release of the Company announcing the appointment of Andrew Sassine as Interim Chief Financial Officer is attached hereto as Exhibit 99.3.

Exhibits

99.1	Letter dated August 29, 2018 of Kost, Forer, Gabbay & Kasierer to the Securities and Exchange Commission

99.2	Press Release dated August 29, 2018 of Arcturus Therapeutics Ltd., announcing the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm

99.3	Press Release dated August 28, 2018 of Arcturus Therapeutics Ltd., announcing the appointment of Andrew Sassine as Interim Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCTURUS THERAPEUTICS LTD.

	By:	/s/ Joseph E. Payne
		Name:	Joseph E. Payne
		Title:	Chief Executive Officer

Date: August 29, 2018

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